Exhibit 99.2

Trident Digital Tech Holdings Ltd

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TRIDENT DIGITAL TECH HOLDINGS LTD FOR AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON December 31, 2024.

The undersigned, a holder of                             Class A ordinary shares* / Class B ordinary shares* of Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this extraordinary general meeting of the Company (the “EGM”) (the “Notice”) and proxy statement, and hereby appoints                              (insert name) or failing him/her, Soon Huat Lim, chairman and chief executive officer of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the EGM on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988 at 10:00 a.m. (Singapore Time) on December 31, 2024 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the EGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business (Cayman Islands Time) on December 4, 2024.  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

The Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will exercise his/her discretion as to whether he/she votes and if so how, on the following proposals:

As an ordinary resolution, THAT the Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on December 4, 2024) to increase the number of shares available for awards from 55,000,000 to 137,500,000, be approved and adopted.

For	Against	Abstain
☐	☐	☐

Dated: , 2024

For individual shareholders:

Shareholder Name:

Signature

For corporate shareholders:

Shareholder Name:

By:
Name:
Title:

*	Please strike off whichever is not applicable.

NOTES:

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which, Soon Huat Lim, chairman and chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Soon Huat Lim, Trident Digital Tech Holdings Ltd, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, +65 6513 6868, as soon as possible and in any event not later than 48 hours before the time for holding the EGM or any adjourned meeting.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	Returning this completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations.

7.	Any alterations made to this form must be initialed by you.